

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 18, 2017

Via Email
Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
17th Floor of Fuzhuo Plaza A,
No. 28 Xuanwai Street, Xicheng District,
Beijing, China 100052

Re: China Finance Online Co. Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 27, 2016
File No. 000-50975

Dear Mr. Wang:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant